UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of	)
)
BAC Home Loans Servicing, LP	)	APPLICATION PURSUANT TO
6400 Legacy Drive	)	SECTION 9(c) OF THE
Plano, TX 75024)		INVESTMENT COMPANY
	)	ACT OF 1940 FOR
BofA Advisors, LLC	)	TEMPORARY AND
100 Federal Street	)	PERMANENT ORDERS
Boston, MA 02110)		EXEMPTING APPLICANTS
	)	FROM THE PROVISIONS OF
BofA Distributors, Inc.	)	SECTION 9(a) OF SUCH ACT
100 Federal Street	)
Boston, MA 02110)
)
Bank of America Capital Advisors LLC	)
100 Federal Street	)
Boston, MA 02110)
)
KECALP Inc.	)
767 Fifth Ave., 7th Floor	)
New York, NY 10153)
)
Merrill Lynch Ventures, LLC	)
767 Fifth Ave., 7th Floor	)
New York, NY 10153)
)
Merrill Lynch Global Private Equity Inc.	)
767 Fifth Ave., 7th Floor	)
New York, NY 10153)
)
)
)
)
)

BAC Home Loans Servicing, LP (“HLS”), BofA Advisors, LLC (“BofA Advisors”) BofA Distributors, Inc. (“BofA Distributors”), Bank of America Capital Advisors LLC (“BACA”), KECALP Inc. (“KECALP”), Merrill Lynch Ventures, LLC (“Ventures”), and

Merrill Lynch Global Private Equity Inc. (“MLGPE”) (collectively, the “Applicants”) each respectfully submits this application (“Application”) pursuant to Section 9(c) of the Investment Company Act of 1940, as amended (“Act”) for (i) a temporary order granting an exemption from the prohibitions imposed by Section 9(a) of the Act pending the determination of the Securities and Exchange Commission (“Commission”) on the Application for a permanent exemption (“Temporary Order”) and (ii) a permanent order exempting the Applicants from the provisions of Section 9(a) of the Act (“Permanent Order” and together with the Temporary Order, the “Orders”) with respect to the injunction described below entered against HLS.

The Applicants offer a wide array of financial products such as U.S. Government Securities, U.S. Government Agency obligations, corporate debt and equity securities, state and municipal securities, variable life insurance or annuities, mortgage and other asset backed securities, mutual funds, money market instruments, and other financial instruments.  Moreover, the Applicants provide retail securities brokerage, investment advisory and management services, underwriting and distributing services, placement agent services, investment banking and financial advisory services in connection with public offerings, mergers and acquisitions, restructurings, private placements, loan syndications, loan trading, derivative product arrangements, project financing, and futures and options on futures.

While HLS does not currently serve, and no existing company of which HLS is an affiliated person (other than the Applicants) currently serves, as an investment adviser (as defined in Section 2(a)(20) of the Act) or depositor of any registered investment company (“RIC”) or principal underwriter (as defined in Section 2(a)(29) of the Act) for any registered open-end company, registered unit investment trust (“UIT”), registered face amount certificate company or employees’ securities companies (“ESCs” and together with RICs, the “Funds”), the

Applicants request that any relief granted by the Commission pursuant to this Application also apply to any other existing company of which HLS is an affiliated person within the meaning of Section 2(a)(3) of the Act and to any other company of which HLS may become an affiliated person in the future (together with the Applicants, the “Covered Persons”).  The Applicants request that the Temporary Order remain in effect until the Commission acts on the Application for the Permanent Order.

I.                                         BACKGROUND

A.                                    Applicants

HLS is a wholly owned subsidiary of Bank of America, N.A.  HLS is an entity that services mortgage loans and provides mortgage services, including conducting foreclosures on mortgages, on behalf of the holders of residential mortgages and mortgage loan asset-backed certificates.  HLS is not registered as a broker-dealer under the Securities Exchange Act of 1934 (“Exchange Act”) or as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”).

BofA Advisors serves as investment adviser to eleven money market funds known as the BofA Funds as listed in Annex A, Part 1-B.  BofA Advisors also serves as sub-adviser to nine money market funds listed in Annex A, Part 1-C.  As of December 31, 2010, BofA Advisors had assets under management of approximately $89.9 billion.  BofA Advisors is a registered investment adviser and an indirect, wholly owned subsidiary of Bank of America, N.A., which is an indirect, wholly owned subsidiary of Bank of America Corporation (“BAC”).  BofA Advisors and HLS are under common control as both are indirect, wholly owned subsidiaries of BAC.  BofA Advisors offers proprietary investment management solutions in the money market and short-term fixed income asset classes for retail, high net worth and institutional customers.  BofA Advisors serves as an investment adviser or sub-adviser to mutual funds, typically funds governed by Rule 2a-7 of the Act, offshore pooled vehicles, institutional individually managed accounts and high net worth individually managed accounts.  BofA Advisors employs approximately 73 individuals.

BofA Distributors serves as the principal underwriter of the money market funds known as the BofA Funds as listed in Annex A, Part 1-B.  BofA Distributors is an indirect, wholly owned subsidiary of Bank of America, N.A., which is an indirect, wholly owned subsidiary of BAC.   BofA Distributors and HLS are under common control as both are indirect, wholly owned subsidiaries of BAC.  BofA Distributors is a limited purpose broker-dealer registered with the Securities and Exchange Commission and Financial Industry Regulatory Authority and is a member of the Securities Investor Protection Corporation (“SIPC”) and National Securities Clearing Corporation.  As a limited purpose broker-dealer, BofA Distributors does not have employees, customers, carry accounts, execute transactions, or take custody of funds or securities.  BofA Distributors serves as the distributor and underwriter of securities of proprietary funds sponsored and advised by BofA Advisors.  BofA Distributors’ primary function is to facilitate the wholesale distribution of securities issued by investment companies for delivery through various intermediary channels to investors.  BofA Distributors functions primarily as the distributor of the registered investment company shares of the BofA Funds, and also may serve as distributor or placement agent for other fund products sponsored by BofA Advisors.

BACA is registered as an investment adviser under the Advisers Act and serves as investment adviser to eleven registered closed-end investment companies as listed in Annex A, Part 1-A, as well as privately offered investment vehicles.  As of December 31, 2010, BACA had assets under management of approximately $4 billion.  BACA is a registered investment adviser formed as a Delaware limited liability company in 1998 and is a direct, wholly owned subsidiary of NB Holdings Corporation and an indirect, wholly owned subsidiary of BAC.  BACA and HLS are under common control as both are indirect, wholly owned subsidiaries of BAC.  BACA serves as managing member, general partner, and/or investment adviser to private investment funds that are not registered under the Act, and to closed-end investment companies registered under Act.  BACA may also manage private funds that are only available to certain employees of BACA and its affiliates.  BACA employs approximately 113 individuals.

KECALP, a corporation organized under the laws of Delaware, is an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc. (“ML & Co.”) and BAC, and serves as an investment adviser, in its capacity as general partner or otherwise, to certain ESCs within the meaning of Section 2(a)(13) of the Act sponsored by ML & Co. and its affiliates.  As of December 31, 2010, KECALP had assets under management of approximately $600.8 million.  Ventures is a Delaware limited liability company and an indirect wholly owned subsidiary of ML & Co. and BAC.  Ventures is the general partner of and serves as the investment adviser in such capacity, to an ESC with assets of approximately $585 million (included in KECALP’s assets under management) as of December 31, 2010.  MLGPE, a corporation organized under the laws of Delaware, is an indirect wholly owned subsidiary of ML&Co. and BAC, and serves as an investment adviser, in its capacity as general partner or otherwise, to certain exempt limited partnerships and certain ESCs.  As of December 31, 2010, MLGPE had assets under management of approximately $5 billion.  Of these three ESC advisers, KECALP, Ventures, and MLGPE, only KECALP is registered as an investment adviser under the Advisers Act.  Neither KECALP, Ventures, nor MLGPE provide any of the services covered by Section 9(a) to Funds other than to the ESCs.  The ESCs, which are identified in Annex A, Part 1-D, have been exempted from all provisions of the Act (and the rules and regulations thereunder), except for certain sections, including Section 9, pursuant to a Commission order (“ESC Order”).(1)

B.                                    The Consent and Injunction

The United States Department of Justice (the “DOJ”) engaged in settlement discussions with BAC Home Loans Servicing LP, formerly known as Countrywide Home Loans Servicing, LP (“HLS”) in connection with an investigation into the foreclosure of certain mortgages in violation of the Servicemembers Civil Relief Act (“SCRA”).  On May 26, 2011, the DOJ filed a complaint (“Complaint”) against HLS in the United States District Court for the Central District of California (“District Court”) in a civil action captioned United States of America v. BAC Home Loans Servicing, LP, f/k/a Countrywide Home Loans Servicing, LP; and any Successors in Interest.  The Complaint alleged that HLS foreclosed on pre-service mortgages between January 1, 2006 and at least May 31, 2009, in violation of Section 533(c) of the SCRA.  Additionally, the Complaint alleged that HLS did not consistently determine the active duty status of mortgagors prior to foreclosure from January 1, 2006 through at least May 31, 2009.

HLS executed a Consent Order (“Consent”), in which HLS denied any wrongdoing as alleged by the United States or otherwise.  On [                ], 2011, the District Court entered a judgment (“Judgment”) that, among other things, imposed upon HLS an injunction against violating Section 533(c) of the SCRA (“Injunction”)(2).  Additionally, the Judgment requires HLS to

(1)  See Investment Company Act Release No. 12290 (Mar. 11, 1982) (notice).  See also Investment Company Act Release No. 12363 (Apr. 8, 1982) (order).  The KECALP order has been amended several times over the years.  Merrill Lynch KECALP Growth Investments Limited Partnership 1983, et al., Investment Company Act Release No. 18082 (Apr. 8, 1991) (notice); Investment Company Act Release No. 18137 (May 7, 1991) (order); Merrill Lynch KECALP Growth Investments L.P. 1983, et al., Investment Company Act Release No. 20280 (May 5, 1994) (notice); Investment Company Act Release No. 20328 (June 1, 1994) (order); Merrill Lynch KECALP L.P. 1994, et al., Investment Company Act Release No.  21124 (June 8, 1995) (notice); Investment Company Act Release No. 21187 (July 5, 1995) (order); and Merrill Lynch KECALP L.P. 1997 et al., Investment Company Act Release No. 22647 (Apr. 30, 1997) (notice); Investment Company Act Release No. 22689 (May 28, 1997) (order).  For the Ventures order, see Investment Company Release No. 24741 (Nov. 15, 2000) (notice); Investment Company Act Release No. 24790 (Dec. 12, 2000) (order).

(2) [Insert citation]

develop and implement SCRA Policies and Procedures in accord with the Injunction to ensure that it does not foreclose on the pre-service mortgages of SCRA protected(3) borrowers(4) without providing the protections conferred by the SCRA.  The Judgment also requires HLS to develop and implement a foreclosure monitoring program designed to ensure compliance with the Consent and the SCRA, receive approval of their SCRA Foreclosure Policies and Procedures and monitoring program by counsel for the United States, provide or ensure third-party vendors provide SCRA compliance training to management officials or employees who (a) provide customer service to servicemembers in connection with the servicing of servicemembers’ mortgage loans, or (b) have significant involvement in any aspect of the mortgage foreclosure process.  Also, the Judgment requires HLS to commence a review of all nonjudicial foreclosures conducted from June 1, 2009 through December 31, 2010 and any nonjudicial foreclosures conducted from January 1, 2006 and May 31, 2009 for which HLS provides additional information to the United States to determine compliance with Section 533(c) of the SCRA.  Also, the Judgment requires HLS to contract with one or more qualified independent accounting firms to review a statistically valid sample of HLS’ home mortgage files during January 1, 2008 through December 31, 2010, and prepare a written report that addresses, among other things, whether, during the period of military service and for the statutorily-required period thereafter, HLS limited the interest rate to a maximum of 6 percent per year.  Lastly, the Judgment requires HLS to compensate persons whom the parties to the Consent have determined to be victims of HLS’s actions in violation of Section 533(c) of the SCRA between January 1, 2006 and May 31, 2009.  The Consent is effective for four years from the date of execution, but may be extended upon motion of the District Court for good cause shown.

II.                                     APPLICATION OF SECTION 9 OF THE ACT

Section 9(a)(2) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Act, or as a principal underwriter for any registered open-end investment company, UIT or registered face amount certificate company, if the person, by reason of any misconduct:

is permanently or temporarily enjoined by order, judgment, or decree of any court of competent jurisdiction from acting as an underwriter, broker, dealer, investment adviser … or as an affiliated person, salesman, or employee of any investment company, bank, insurance company, or entity or person required to be registered under the Commodity Exchange Act, or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any security.

Section 9(a)(3) extends the prohibitions of Section 9(a)(2) to a company, any “affiliated person” of which is disqualified under the provisions of Section 9(a)(2).  The term “affiliated person” is

(3) The term “SCRA protected” means an individual who has received orders to enter military service, is in military service, or is within nine months of the completion of military service at the time of the anticipated foreclosure sale.

(4) The term “borrowers” includes all individuals obligated under the note at the time of the foreclosure and who have a current or vested ownership interest in the property securing the mortgage.

defined in Section 2(a)(3) of the Act to mean in relevant part “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

The entry of the Judgment may result in the disqualification of HLS from acting in the capacities specified in Section 9(a)(2) because HLS is permanently enjoined by the District Court from engaging in or continuing particular conduct or practice in connection with banking activity.(5)  Moreover, the entry of the Judgment also results in the disqualification of each of the other Applicants under Section 9(a)(3) because they are, or may be considered to be, under common control with and therefore “affiliated person[s]” of HLS.  Taken together, Sections 9(a)(2) and 9(a)(3) have the effect of precluding each of the Applicants from acting as an adviser, sub-adviser or depositor to Funds, or principal underwriter for any registered open-end investment company, UIT or registered face amount company (collectively, “Fund Servicing Activities”).

Section 9(c) of the Act provides that the Commission can grant, upon application, an exemption from the provisions of Section 9(a), either unconditionally or on an appropriate temporary or conditional basis, to any person if that person establishes that: (1) the prohibitions of Section 9(a), as applied to the person, are unduly or disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or protection of investors to grant the exemption.  In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case

(5)   See In the Matter of Bank of America, N.A., The Office of the Comptroller of the Currency Stipulation & Consent Order No. AA-EC-11-12 (Apr. 13, 2011) and In the Matter of Bank of America Corporation, The Board of Governors of the Federal Reserve Consent Order, No. 11-029-B-HC (Apr. 13, 2011).

and has focused particularly on whether the parties seeking relief had any involvement in or have remedied the conduct that serves as the basis for disqualification under Section 9(a).(6)

As a result of the Judgment, which includes the Injunction, the Applicants submit this Application pursuant to Section 9(c) of the Act.  In order to ensure the eligibility of each of the Applicants and Covered Persons to continue to provide, or to provide in the future, Fund Servicing Activities, the Applicants respectfully request the Commission grant the Orders.

III.                                 STATEMENT IN SUPPORT OF THE APPLICATION

In support of their position that the Commission should issue the Orders, the Applicants assert the following.

A.                                    Limited Scope and Impact of the Alleged Misconduct

The alleged conduct giving rise to the Injunction did not in any way involve any of the Applicants acting in their capacity as investment adviser, sub-adviser, or principal underwriter for the Funds.  The legislative history of Section 9 indicates that the purpose of the Section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”(7)  When Section 9 was adopted, investment companies were typically managed by relatively small partnerships.  It was not foreseeable at that time that investment advisers and other service providers to investment companies would in the future be part of large financial service organizations like the Applicants.  Therefore, it could not have been intended that a Fund would have to be deprived of its investment manager, depositor or distributor because of alleged violations that are not related in any manner to Fund Servicing Activities.  In the absence of

(6)  Cf. Applications for Relief from Disqualification, Investment Company Act Release No. 8689 (Feb. 26, 1975).

(7)  Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).

improper practices related to Fund Servicing Activities, Section 9(a) should not operate to bar the Applicants from servicing the Funds and their shareholders.  As a result, the conduct of the Applicants has not been such as to make it against the public interest or the protection of investors to grant this Application.

B.                                    Hardships on the Funds and their Shareholders

The inability of the Applicants (except for HLS) to continue providing Fund Servicing Activities would result in potentially severe financial hardship for both the Funds and their shareholders.  If the Section 9(a) disqualifications applied to the Applicants, the shareholders of certain Funds would be deprived of the advisory or sub-advisory services that they expected to receive when they decided to invest in the Funds.  Such services are extensive and include responsibility for the day-to-day operations, business and affairs of the Funds and various investment management and supervisory services, such as selecting fund managers, underlying funds, and monitoring performance.  Disqualification from providing these services would disrupt investment strategies and could potentially result in large net redemptions of shares of the Funds, which in turn could both frustrate efforts to effectively manage the Funds’ assets and could increase the Funds’ expense ratios to the detriment of non-redeeming shareholders.  Any effort by the directors of the Funds to find suitable replacement investment advisers and/or sub-advisers would necessarily take time, during which the Funds would lack advisory services.  Even if a new investment adviser or sub-adviser is chosen, the cost of obtaining shareholder approval for the new investment advisory or sub-advisory agreements would be substantial.  Specifically, the costs associated with the disqualification would include: (1) the costs of identifying a suitable successor investment advisor or sub-advisor; (2) the costs of calling a special meeting of the boards of directors of the Funds; (3) the costs of preparing, printing, and mailing proxy materials to all shareholders; (4) the cost of actively soliciting shareholder proxies and tabulating those proxies; and (5) the costs of holding the shareholder meetings.  The prohibitions of Section 9(a) could, therefore, operate to the financial detriment of certain Funds and their shareholders.

Similarly, the disqualification of BofA Distributors from serving as a principal underwriter to certain Funds would result in hardship to those Funds and their shareholders.  Not only would the Funds have to expend time and resources to find and engage substitute principal underwriters, but the substitute underwriters would not be able to replicate the selling network established by BofA Distributors.  Therefore, the Section 9(a) disqualifications would be unduly and disproportionately severe on the financial interests of the Funds and their shareholders.

C.                                    Adverse Effects on Applicants

If the Applicants (other than HLS) are unable to obtain the requested relief under Section 9(c) and are barred by Section 9(a) from engaging in Fund Servicing Activities, the effect on such Applicants’ businesses and employees would be severe.  These Applicants have committed substantial capital and resources to establishing expertise in advising and sub-advising the Funds and in support of their principal underwriting business.  Prohibiting the Applicants from providing Fund Servicing Activities would negatively impact their ability to offer clients a comprehensive range of financial services, and ultimately adversely affect each Applicant’s business (except for HLS).  Such harm to the Applicants’ businesses would also negatively impact their employees.  The Applicants (except for HLS) collectively employ more than 550 employees, including registered personnel, some of whom perform Fund Servicing Activities for the Funds.  Without the requested relief, such employees would experience significant difficulty in obtaining alternative employment.

With respect to KECALP, Ventures, and MLGPE in particular, their disqualification from servicing the ESCs, either as general partner, adviser or sub-adviser to an ESC, would not be in the public interest or in the furtherance of the protection of investors, and indeed such disqualification would frustrate the expectations of eligible employees who invested in the ESCs.  It would not be consistent with the purposes of the employees’ securities company provisions of the Act or the representations made in the terms and conditions of the ESC Order to require another entity not affiliated with ML & Co. or BAC to manage the ESCs.  In addition, participating employees of ML & Co. and its affiliates subscribed for interests in the ESCs with the expectation that the ESCs would be managed by an affiliate of ML & Co.

For the foregoing reasons, the imposition of the Section 9(a) disqualification on the Applicants would be unduly and disproportionately severe.

D.                                    No Connection between the Alleged Conduct and Applicants’ Fund Business

The conduct alleged in the Complaint did not involve any of the Applicants acting in their capacity as investment adviser, sub-adviser, or principal underwriter for any of the Funds.  The alleged conduct giving rise to the Injunction did not involve any Fund for which an Applicant provided Fund Servicing Activities.  As no violation is alleged with respect to the services the Applicants provide to the Funds, it would not be against the public interest or the protection of investors for the Commission to grant the Orders.

E.                                      Remedial Actions to Address the Conduct Alleged in the Complaint

As negotiated by the parties, the Judgment, among other things, imposed upon HLS a permanent injunction from foreclosing on the pre-service mortgages of servicemembers without providing the protections conferred by the SCRA.  Additionally, the Judgment requires HLS to implement policies and procedures to ensure that the pre-service mortgages of servicemembers are not foreclosed unless pursuant to the protections provided by the requirements of Section 533 of the SCRA, and HLS to compensate those servicemembers whose pre-service mortgages proceeded prematurely with non-judicial foreclosures.  As a result of the foregoing, the

Applicants respectfully submit that they have taken remedial actions to address the conduct that served as the basis for the Injunction and that granting the exemption requested in this Application is consistent with the public interest and the protection of investors.

F.                                      No Involvement of Applicants’ Personnel

To the best of Applicants’ reasonable knowledge: (i) none of the Applicants’ current directors, officers or employees that engage in Fund Servicing Activities (or any other persons in such roles during the time period covered by the Complaint) participated in the conduct alleged in the Complaint that constitutes the violations that provide a basis for the Injunction; (ii) any personnel who participated in the conduct alleged in the Complaint that constitutes the violations that provide a basis for the Injunction have had no involvement in the Applicants’ Fund Servicing Activities; (iii) any personnel who participated in the conduct alleged in the Complaint that constitutes the violations that provide a basis for the Injunction will not have any future involvement in the Covered Persons’ Fund Servicing Activities;(8)  and (iv) because the personnel of the Applicants that are involved in Fund Servicing Activities did not participate in the conduct that provides a basis for the Injunction, shareholders of those Funds were not affected any differently than if those Funds had received services from any other non-affiliated investment adviser, depositor or principal underwriter.

G.                                    Actions Taken with Respect to the Funds

To provide further assurance that granting the Orders would be consistent with the public interest and the protection of investors, the Applicants agree that they will, as soon as reasonably practicable, distribute written materials, including an offer to meet in person to discuss the materials, to the boards of directors (“Boards”) of the Funds (excluding, for this purpose, the

(8)  This restriction will not be applied to  personnel who performed only ministerial or clerical functions or routine processing of paperwork.

ESCs) for which the Applicants provide Fund Servicing Activities, including those directors who are not “interested persons” of such Funds as defined in Section 2(a)(19) of the Act and their independent legal counsel as defined in Rule 0-1(a)(6) under the Act, to discuss the circumstances that led to the Injunction, any impact on the Funds, and this Application.  The Applicants also undertake to provide the Funds’ Boards with all of the information concerning the Injunction and this Application that is necessary for the Funds to fulfill their disclosure and other obligations under the federal securities laws.

H.                                    Applicants’ Prior Section 9(c) Orders

Several Applicants, as well as certain of their affiliates, have previously applied for exemptive orders under Section 9(c) of the Act.  Because these previous Section 9(c) orders relate to enforcement actions brought by the Commission in the past, they should have little, if any, relevance to whether this Application is granted.  Rather, this Application should be judged on its own merits.

Bank of America Securities LLC (“BAS”) (now Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”)), Banc of America Investment Services, Inc. (“BAI”), Columbia Management Advisors, LLC (now BofA Advisors), Columbia Wanger Asset Management, L.P., Columbia Management Distributors, Inc. (now BofA Distributors), Banc of America Investment Advisors, Inc., BACA, U.S. Trust Hedge Fund Management, Inc., MLPFS, IQ Investment Advisors LLC, Roszel Advisors, LLC, Nuveen Asset Management, Nuveen Investments Advisers Inc., Nuveen Investments Institutional Services Group, LLC, Nuveen HydePark Group, LLC, NWQ Investment Management Company LLC, Nuveen Investment Solutions, Inc., Santa Barbara Asset Management, LLC, Symphony Asset Management LLC, Tradewinds Global Investors, LLC, Winslow Capital Management, Inc., Nuveen Investments, LLC, KECALP, and

Ventures obtained a permanent exemptive order under Section 9(c) of the Act on July 7, 2009.(9)  The order related to allegations that BAS and BAI misled customers regarding the fundamental nature and increasing risks associated with auction rate securities that they underwrote, marketed and sold and that by engaging in such conduct BAS and BAI violated Section 15(c) of the Exchange Act.  BAS and BAI, without admitting or denying the allegations, consented to the entry of an injunction, which among other things, enjoined BAS and BAI from violating Section 15(c) of the Exchange Act and required BAS and BAI to comply with a series of undertakings designed, among other things, to provide relief to certain investors and undertake to work with issuers and other interested parties to seek to provide liquidity solutions for certain other investors.

BankAmerica Corporation (“BankAmerica”), now known as BAC, obtained an exemptive order under Section 9(c) of the Act on August 30, 1984.(10)  The application related to an enforcement action that was filed by the Commission against Bank of America National Trust and Savings Association (“Bank”), a national banking association whose capital stock was the principal asset and source of net income of BankAmerica.  The Commission sought an order directing the Bank, as trustee for any trust holding more than 10% of any class of equity security (other than an exempted security) which is registered pursuant to Section 12 of the Exchange Act, to file timely reports required by Section 16(a) of the Exchange Act and the regulations thereunder with respect to changes in beneficial ownership of securities held by the Bank as trustee.  The Bank, without admitting or denying the allegations, consented to the entry of a final order requiring the filing of the reports.

(9)    In the Matter of Banc of America Securities LLC, et al., Release No. IC-28810 (July 7, 2009).

(10)  In the Matter of BankAmerica Corporation, Release No. IC-14118 (Aug. 30, 1984).

Robertson Stephens, Inc., (“RSI”), which, as an indirect subsidiary of BAC is an affiliate of the Applicants, obtained a Section 9(c) exemptive order on January 10, 2003.(11)  The application related to allegations that RSI allocated “hot” initial public offerings (“IPOs”) to customers willing to pay a portion of their profits from those IPOs to RSI and violated Section 17(a) of the Exchange Act, and Rule 17a-3 thereunder.  RSI, without admitting or denying the allegations, consented to the entry of the final judgment, which among other things, enjoined RSI, directly or through its officers, directors, agents and employees, from violating Section 17(a) of the Exchange Act, and Rule 17a-3 thereunder, and ordered RSI to pay disgorgement of $23 million and a civil penalty of $5 million.  RSI is no longer engaged in Fund Servicing Activities.

MLPFS, Ventures, and KECALP obtained a Section 9(c) exemptive order on April 14, 2003, in connection with allegations that ML & Co. aided and abetted certain violations by Enron Corporation (“Enron”) of Sections 10(b) and 13(b)(5) of the Exchange Act and Rules 10b-5 and 13b2-1 thereunder and certain other provisions of the federal securities laws.(12)  The alleged violations occurred in connection with Enron’s recording of revenue in its Form 10-K for the fiscal year ended 1999 in connection with a Nigerian barge transaction and two energy trades between ML & Co., its direct and indirect subsidiaries, and Enron in December 1999.  As part of the final judgment, ML & Co., without admitting or denying the allegations, consented to the entry of an injunction as well as the payment of disgorgement, civil penalties and interest.

(11)  In the Matter of Robertson Stephens, Inc., et al, Release No. IC-25887 (Jan. 10, 2003).

(12)  In the Matter of Merrill Lynch Investment Managers, L.P., et al, Release No. IC-26005 (Apr. 14 2003).

MLPFS, Ventures and KECALP also obtained a Section 9(c) exemptive order on November 26, 2003.(13)  The order related to allegations that MLPFS violated certain Conduct Rules of the National Association of Securities Dealers and Rules of the New York Stock Exchange by engaging in acts and practices that created or maintained inappropriate influence by MLPFS’ investment banking business over the research analysts in MLPFS’ research department.  Without admitting or denying the allegations against it, MLPFS consented to the entry of the injunction, as well as other relief.

I.                                         Applicants’ Condition

The Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following condition:

Any temporary exemption granted pursuant to the Application shall be without prejudice to, and shall not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.

IV.                                CONCLUSION

For the reasons set forth above, Applicants meet the standards for exemption specified in Section 9(c) of the Act and therefore respectfully apply, on behalf of themselves and the Covered Persons, for the entry of the Orders by the Commission as soon as may be practicable:

1.                                       that, pursuant to Section 9(c) of the Act, each of the Applicants and the other Covered Persons be temporarily exempted from any of the provisions of Section 9(a) of the Act that might

(13)  In the Matter of Merrill Lynch, Pierce, Fenner & Smith Incorporated, et al, Release No. IC-26280 (Nov. 26, 2003).

otherwise be operative as a result of the Judgment pending final determination by the Commission of the Application for an order permanently exempting the Applicants and the other Covered Persons from any of the provisions of Section 9(a) of the Act that might otherwise be operative as a result of the Judgment; and

2.                                   that, pursuant to Section 9(c) of the Act, each of the Applicants and the other Covered Persons be permanently exempted from any of the provisions of Section 9(a) of the Act that might otherwise be operative as a result of the Judgment.

V.                                    AUTHORIZATION

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:

Joaquin M. Sena

Regulatory Inquiries Group

Bank of America

50 Rockefeller Plaza, NY1-050-07-04

New York, New York 10020-1605

with a copy to:

Gail Ennis

John Faust

WilmerHale LLP

1875 Pennsylvania Ave, NW

Washington, DC 20006

The Applicants request that the Commission issue the requested Orders pursuant to Rule 0-5 under the Act without conducting a hearing.

Pursuant to Rule 0-2(c)(1) under the Act, each Applicant states that under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, Board of Directors, officers or other governing body, as applicable.  Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf.  The certification required by Rule 0-2(c)(1) under the Act are included on the signature pages to this Application.

Pursuant to Rule 0-2(c)(1) under the Act, BAC Home Loans Servicing, LP hereby states that its undersigned Senior Vice President of its General Partner is authorized to sign and file this Application in its name and on its behalf and that BAC Home Loans Servicing, LP has complied with all requirements for the execution and filing of this application in its name and on its behalf.

Dated: May 26, 2011

BAC HOME LOANS SERVICING, LP

By: BAC GP, LLC, General Partner

	By:	/s/ Norton Wells
Name: Norton Wells
Title: Senior Vice President

The undersigned states that he has duly executed the attached Application dated  May 26, 2011 for and on behalf of BAC Home Loans Servicing, LP that he is a Senior Vice President of the General Partner of such partnership; and that all action by stockholders, directors, general partners, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Norton Wells
Name: Norton Wells
Title: Senior Vice President

Pursuant to Rule 0-2(c)(1) under the Act, BofA Advisors, LLC hereby states that its undersigned President and Chief Executive Officer is authorized to sign and file this Application in its name and on its behalf and that BofA Advisors, LLC has complied with all requirements for the execution and filing of this application in its name and on its behalf.

Dated: May 26, 2011

BOFA ADVISORS, LLC

	By:	/s/ Michael J. Pelzar
Name: Michael J. Pelzar
Title: President and Chief Executive Officer

The undersigned states that he has duly executed the attached Application dated  May 26, 2011 for and on behalf of BofA Advisors, LLC; that he is the President and Chief Executive Officer of such company; and that all actions by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Michael J. Pelzar
Name: Michael J. Pelzar
Title: President and Chief Executive Officer

Pursuant to Rule 0-2(c)(1) under the Act, BofA Distributors, Inc. hereby states that its undersigned President and Chief Executive Officer is authorized to sign and file this Application in its name and on its behalf and that BofA Distributors, Inc. has complied with all requirements for the execution and filing of this application in its name and on its behalf.

Dated: May 26, 2011

BOFA DISTRIBUTORS, INC.

	By:	/s/ Michael J. Pelzar
Name: Michael J. Pelzar
Title: President and Chief Executive Officer

The undersigned states that he has duly executed the attached Application dated May 26, 2011 for and on behalf of BofA Distributors, Inc.; that he is the President and Chief Executive Officer of such company; and that all actions by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Michael J. Pelzar
Name: Michael J. Pelzar
Title: President and Chief Executive Officer

Pursuant to Rule 0-2(c)(1) under the Act, Bank of America Capital Advisors LLC hereby states that its undersigned President and Chief Executive Officer is authorized to sign and file this Application in its name and on its behalf and that Bank of America Capital Advisors LLC has complied with all requirements for the execution and filing of this application in its name and on its behalf.

Dated: May 26, 2011

BANK OF AMERICA CAPITAL ADVISORS LLC

	By:	/s/ Spencer N. Boggess
Name: Spencer N. Boggess
Title: President and Chief Executive Officer

The undersigned states that he has duly executed the attached Application dated May 26, 2011 for and on behalf of Bank of America Capital Advisors LLC; that he is the President and Chief Executive Officer of such company; and that all actions by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Spencer N. Boggess
Name: Spencer N. Boggess
Title: President and Chief Executive Officer

Pursuant to Rule 0-2(c)(1) under the Act, KECALP Inc. hereby states that its undersigned President and Director is authorized to sign and file this Application in its name and on its behalf and that KECALP Inc. has complied with all requirements for the execution and filing of this application in its name and on its behalf.

Dated: May 26, 2011

KECALP INC.

	By:	/s/ James D. Forbes
Name: James D. Forbes
Title: President and Director

The undersigned states that he has duly executed the attached Application dated May 26, 2011 for and on behalf of KECALP Inc.; that he is a President and Director of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

By:	/s/ James D. Forbes
Name: James D. Forbes
Title: President and Director

Pursuant to Rule 0-2(c)(1) under the Act, Merrill Lynch Ventures, LLC hereby states that its undersigned President and Director is authorized to sign and file this Application in its name and on its behalf and that Merrill Lynch Ventures, LLC has complied with all requirements for the execution and filing of this application in its name and on its behalf.

Dated: May 26, 2011

MERRILL LYNCH VENTURES, LLC.

	By:	/s/ James D. Forbes
Name: James D. Forbes
Title: President and Director

The undersigned states that he has duly executed the attached Application dated May 26, 2011 for and on behalf of Merrill Lynch Ventures, LLC; that he is a President and Director of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

By:	/s/ James D. Forbes
Name: James D. Forbes
Title: President and Director

Pursuant to Rule 0-2(c)(1) under the Act, Merrill Lynch Global Private Equity Inc. hereby states that its undersigned President and Director is authorized to sign and file this Application in its name and on its behalf and that Merrill Lynch Global Private Equity Inc. has complied with all requirements for the execution and filing of this application in its name and on its behalf.

Dated: May 26, 2011

MERRILL LYNCH GLOBAL PRIVATE EQUITY INC.

	By:	/s/ James D. Forbes
Name: James D. Forbes
Title: President and Director

The undersigned states that he has duly executed the attached Application dated May 26, 2011 for and on behalf of Merrill Lynch Global Private Equity Inc.; that he is a President and Director of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

By:	/s/ James D. Forbes
Name: James D. Forbes
Title: President and Director

Annex A

Part 1-A

’40 Act Registered Closed-End Funds Advised by

Bank of America Capital Advisors, LLC

Fund Name
Excelsior Multi-Strategy Hedge Fund of Funds Master Fund, LLC
Excelsior Multi-Strategy Hedge Fund of Funds (TI), LLC
Excelsior Multi-Strategy Hedge Fund of Funds (TE), LLC
Excelsior Multi-Strategy Hedge Fund of Funds (TI 2), LLC
Excelsior Multi-Strategy Hedge Fund of Funds (TE 2) LLC
Excelsior Venture Partners III LLC
Excelsior Private Markets Fund II (Master) LLC
Excelsior Private Markets Fund II (TI) LLC
Excelsior Private Markets Fund II (TE) LLC
Excelsior Buyout Investors LLC
UST Global Private Markets Fund LLC

Part 1-B

‘40 Act Registered Open-End Funds

Advised by BofA Advisors, LLC

and Distributed by BofA Distributors, Inc.

BOFA FUNDS SERIES TRUST

BofA California Tax-Exempt Reserves
BofA Cash Reserves
BofA Connecticut Municipal Reserves
BofA Government Plus Reserves
BofA Government Reserves
BofA Massachusetts Municipal Reserves
BofA Money Market Reserves
BofA Municipal Reserves
BofA New York Tax-Exempt Reserves
BofA Tax-Exempt Reserves
BofA Treasury Reserves

Part 1-C

‘40 Act Registered Open-End Funds

Sub-Advised by BofA Advisors, LLC

TRUST/FUND

SEI Liquid Asset Trust
Prime Obligation Fund
SEI Daily Income Trust
Money Market Fund
Prime Obligation Fund
Government Fund
Government II Fund
Treasury Fund
Treasury II Fund
SunAmerica Series Trust
Cash Management Portfolio
Seasons Series Trust
Cash Management Portfolio

Part 1-D

EMPLOYEES’ SECURITIES COMPANIES ADVISED BY KECALP

ESC Name	Investment Adviser

Merrill Lynch KECALP L.P. 1997	KECALP
Merrill Lynch KECALP L.P. 1999	KECALP
Merrill Lynch KECALP International L.P. 1997	KECALP
Merrill Lynch KECALP International L.P. 1999	KECALP

EMPLOYEES’ SECURITIES COMPANY ADVISED BY VENTURES

ESC Name	General Partner and Adviser

Merrill Lynch Ventures, L.P. 2001	Ventures

EMPLOYEES’ SECURITIES COMPANY ADVISED BY MLGPE

ESC Name	General Partner and Adviser

BAML Partnership, L.P.	MLGPE
BAML Investors, L.P.	MLGPE